Exhibit 99.1

Aurinia Announces Appointment of New Chief Executive Officer

  Appointment enhances commercial, operational and financial expertise
  Brings a proven track record of building shareholder value

VICTORIA, British Columbia--(BUSINESS WIRE)--April 11, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH-TSX:AUP) (“Aurinia” or the “Company”), a biopharmaceutical company focused on the global nephrology market, announced today that the company has appointed Mr. Charles Rowland MBA, CPA, as its Chief Executive Officer replacing Mr. Stephen Zaruby who has announced his resignation as the company’s CEO and from its Board of Directors.

Mr. Rowland has more than 30 years of experience in pharmaceutical operations, strategic value creation as well as financial management. He served as the Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company, until it was acquired by Shire plc for $4.2B in January 2014. As a member of the executive team, he was key to developing the global strategic direction of the company, its international expansion and its strong financial position. During his time at ViroPharma, the company returned significant value to its stakeholders through a series of strategic business and operational activities including the acquisition and launch of several products in the U.S. and Europe, including Cinryze® (C1 esterase inhibitor, human) for prevention of attacks of a rare disease called hereditary angioedema. Prior to joining ViroPharma in 2008, Mr. Rowland held a number of leadership positions at several biotechnology and pharmaceutical companies, most recently as interim Co-Chief Executive Officer and Executive Vice President and Chief Financial Officer for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management, where he served from 2006 to 2008. At Endo, Mr. Rowland drove the strategic planning process, including the design and implementation of the company's mid and long-term business and financial strategy. Mr. Rowland previously held positions of increasing responsibility at Biovail Corporation, Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb.

Mr. Rowland’s board experience includes companies such as BluePrint Medicines, Vitae Pharmaceuticals and Idenix Pharmaceuticals. Idenix was acquired by Merck in 2014.

"Charlie is a proven leader with extensive business, operational and financial experience and I believe that he possesses the skills required to maximize shareholder value and unlock the company’s true intrinsic value,” commented Richard M. Glickman, the Chairman of Aurina’s Board of Directors. “The appointment of Charlie into the CEO role of the company is an integral part of the Board’s strategy to prepare the company for the completion of its AURA-LV study and optimize the corporation’s strategic options.”

“I’m excited to join the company at this important time,” said Mr. Rowland. “I believe that Voclosporin represents a true solution for patients suffering from lupus nephritis, and I look forward to working with the Aurinia team and lupus advocacy organizations to deliver this important product to patients globally in the most strategic and cost effective manner to maximize shareholder value.”

"On behalf of the Board of Directors, I want to thank Stephen Zaruby for his efforts and commitment to the company over the past several years and to patients with Lupus who have participated in Aurinia’s global clinical study. We wish him well in his future endeavors,” added Mr. Glickman.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin
Chief Operating Officer
250-708-4272
250-744-2498 (fax)
mmartin@auriniapharma.com
or
Mr. Dennis Bourgeault
Chief Financial Officer
780-643-2260
780-484-4105 (fax)
dbourgeault@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
416-644-2020 / 514-939-3989